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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2014
Washington DC
404

SEC FILE NUMBER
8- 42682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RE Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Wilson Boulevard
(No. and Street)

Arlington	Virginia	22203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle Sieverling — 703-907-5993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

7101 Wisconsin Avenue, Suite 800	Bethesda	Maryland	20814-4827
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy DiMauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RE Investment Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City/County of Arlington
~~Commonwealth of Virginia~~
Subscribed and sworn to before me
this 24th day of February, 2014
by Amy DiMauro
[signature] Notary Public
Reg. # 7522591 Com. Exp. 4-30-2016

[signature]
Notary Public

[signature]
Signature

Director and Treasurer
Title

ANNA A AMACZI NOTARY PUBLIC REG # 7522591 COMMISSION EXPIRES 4/30/2016 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RE Investment Corporation and Subsidiary

(A Wholly-Owned Subsidiary of NRECA United, Inc.)

Consolidated Financial Statements and Supplementary Schedule

Years Ended December 31, 2013 and 2012

BDO®

RE Investment Corporation and Subsidiary

(A Wholly-Owned Subsidiary of NRECA United, Inc.)

Consolidated Financial Statements and Supplementary Schedule

Years Ended December 31, 2013 and 2012

RE Investment Corporation and Subsidiary

Contents

BDO

Tel: 301-654-4900
Fax: 301-654-3567
www.bdo.com

7101 Wisconsin Avenue, Suite 800
Bethesda, MD 20814

Independent Auditor's Report

To the Board of Directors of
RE Investment Corporation and Subsidiary
Arlington, Virginia

We have audited the accompanying consolidated financial statements of **RE Investment Corporation and Subsidiary** (the Company), which comprise the consolidated statements of financial condition as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **RE Investment Corporation and Subsidiary** as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4) is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in the Computation of Net Capital Under Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4) has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital Under Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4) is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

BDO USA, LLP

Bethesda, Maryland
February 25, 2014

RE Investment Corporation and Subsidiary

Consolidated Statements of Financial Condition

December 31,	2013	2012
Assets		
Cash and cash equivalents	$ 8,229,296	$ 6,300,428
Investments in Homestead Funds, at fair value	779,646	604,417
Accounts receivable	47,737	45,843
Due from Homestead Funds	1,639,475	1,254,176
Prepaid expenses and other assets	186,626	236,441
Deposit in escrow	150,245	150,245
Fixed assets, net	93,012	98,711
Total assets	$ 11,126,037	$ 8,690,261
Liabilities and stockholder's equity		
Liabilities		
Due to NRECA	$ 324,815	$ 412,340
Accrued liabilities	1,571,279	1,014,603
Deferred tax liability	134,025	58,481
Total liabilities	2,030,119	1,485,424
Commitments and contingencies	-	-
Stockholder's equity		
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	319,666	319,666
Accumulated earnings	8,775,252	6,884,171
Total stockholder's equity	9,095,918	7,204,837
Total liabilities and stockholder's equity	$ 11,126,037	$ 8,690,261

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Operations

Years Ended December 31,	2013	2012
Income		
Management and administrative fees, net - Homestead Funds	$ 13,577,698	$ 9,770,034
Management fees - other	178,210	150,017
Interest	8,255	12,454
Misecellaneous Income	1,261	-
Net unrealized appreciation on investments in Homestead Funds	167,975	69,861
Total income	13,933,399	10,002,366
Expenses		
Allocated administrative costs from NRECA	6,749,903	5,316,193
Promotional	319,655	314,496
Registration fees	191,804	203,602
Insurance	56,128	51,858
Professional fees	48,423	92,799
Communication	12,007	11,137
Other	2,991,051	2,101,720
Total expenses	10,368,971	8,091,805
Income before taxes	3,564,428	1,910,561
Provision for income taxes	(1,373,347)	(736,183)
Net income	$ 2,191,081	$ 1,174,378

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance, December 31, 2011	$ 1,000	$ 319,666	$ 5,809,783	$ 6,130,449
Net income	-	-	1,174,378	1,174,378
Dividends paid	-	-	(99,990)	(99,990)
Balance, December 31, 2012	1,000	319,666	6,884,171	7,204,837
Net income	-	-	2,191,081	2,191,081
Dividends paid	-	-	(300,000)	(300,000)
Balance, December 31, 2013	$ 1,000	$ 319,666	$ 8,775,252	$ 9,095,918

See accompanying notes to consolidated financial statements.

RE Investment Corporation and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31,	2013	2012
Cash flows from operating activities		
Net income	$ 2,191,081	$ 1,174,378
Adjustments to reconcile net income to net cash provided by operating activities		
Net unrealized appreciation on investments in Homestead Funds	(167,975)	(69,861)
Depreciation and amortization	13,470	8,196
(Increase) decrease in assets		
Accounts receivable	(1,894)	(11,448)
Due from Homestead Funds	(385,299)	(263,011)
Prepaid expenses and other assets	49,815	(20,624)
Increase (decrease) in liabilities		
Due to NRECA	(87,525)	(125,181)
Accrued liabilities	556,676	337,067
Deferred tax liability	75,544	24,452
Net cash provided by operating activities	2,243,893	1,053,968
Cash flows from investing activities		
Purchase of mutual fund shares	(7,254)	(10,978)
Purchase of fixed assets	(7,771)	(34,422)
Net cash used in investing activities	(15,025)	(45,400)
Cash flows from financing activities		
Payment of dividends	(300,000)	(99,990)
Net cash used in financing activities	(300,000)	(99,990)
Increase in cash and cash equivalents	1,928,868	908,578
Cash and cash equivalents, beginning of year	6,300,428	5,391,850
Cash and cash equivalents, end of year	$ 8,229,296	$ 6,300,428

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations

RE Investment Corporation (RE Investment) was organized on May 1, 1990, as a District of Columbia corporation for the purposes of operating as a securities broker-dealer. RE Investment is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). RE Investment re-incorporated in the Commonwealth of Virginia on July 6, 1995. RE Investment is part of an affiliated group of subsidiaries consolidated with National Rural Electric Cooperative Association (NRECA).

RE Advisers Corporation (RE Advisers), a wholly owned subsidiary, is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. RE Advisers provides investment management and administrative services to Homestead Funds, Inc., an affiliate of NRECA.

NRECA provides personnel, property and services to RE Investment and RE Advisers (collectively, the Company), at a cost equal to the portion of NRECA's costs that are attributable to the Company.

Consolidation Policy

The accompanying consolidated financial statements include the accounts of RE Investment's wholly-owned subsidiary, RE Advisers. All significant intercompany accounts and transactions have been eliminated.

Basis of Accounting

The consolidated financial statements of the Company have been prepared on the accrual basis in accordance with accounting standards generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less and investments in money market mutual funds to be cash equivalents. The Company maintains deposits with high quality institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Fair Value

Financial instruments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs based on quoted market prices (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own best estimate of what market participants would use in pricing the asset or liability at fair value.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investments in Homestead Funds, which are mutual funds, are considered Level 1, and measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

Accounts Receivable

Accounts receivable consist primarily of amounts due from customers for management fees.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of assets, which range from 3 to 15 years.

Revenue Recognition

Revenues from management fees and administrative fees are recognized in the period in which the service is rendered.

Expenses

Expenses are recognized by the Company during the period in which they are incurred. Expenses paid in advance and not yet incurred are deferred to the applicable period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles that are generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a more likely than not likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company has analyzed its tax positions taken on tax returns for all open tax years, and has concluded that no additional provision or benefit exists. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2010.

2. Investments In Homestead Funds

At December 31, 2013 and 2012, RE Advisers held shares in the Funds. These securities are reported at fair value with any unrealized appreciation or depreciation in value reported directly to income. Fair values of the securities are based on quoted market prices. There were no sales during the year ended December 31, 2013, and no purchases, other than reinvestments of distributions. The fair value of RE Advisers' investments in the Funds at December 31, 2013 and 2012, are as follows:

December 31,	**2013**	2012
Short-Term Government Securities Fund	$ **97,851**	$ 98,562
Small-Company Stock Fund	**459,062**	336,110
Stock Index Fund	**82,317**	62,492
International Value Fund	**82,752**	67,041
Growth Fund	**57,664**	40,212
Total	$ **779,646**	$ 604,417

3. Deposit In Escrow

At December 31, 2013 and 2012, the Company has placed $150,245 in escrow with a bank for the purpose of covering the deductible amount on a fidelity bond held for Homestead Funds, Inc.

4. Fixed Assets

Fixed assets consist of the following at:

December 31,	2013	2012
Software	$ 126,760	$ 145,122
Furniture and fixtures	49,439	49,439
Leasehold improvements	49,000	49,000
Equipment	8,950	8,950
	234,149	252,511
Less accumulated depreciation and amortization	(141,137)	(153,800)
Fixed assets, net	$ 93,012	$ 98,711

5. Investment Management and Administrative Agreements

RE Advisers has entered into investment management or administrative agreements (the Agreements) with the following Homestead Funds: Daily Income Fund, Short-Term Government Securities Fund, Short-Term Bond Fund, Value Fund, Growth Fund, Small-Company Stock Fund, International Value Fund, and Stock Index Fund (the Funds). The Funds are management investment companies registered with the SEC under the Investment Company Act of 1940. The Agreements provide for an annual investment management or administrative fee, depending upon the arrangement with that particular fund, computed daily and paid monthly based on each Fund's average daily net assets, at various rates as set forth in the Funds' prospectuses.

For the years ended December 31, 2013 and 2012, the Funds incurred the following management or administrative fees:

December 31,	2013	2012
Daily Income Fund	$ 1,038,445	$ 1,011,111
Short-Term Government Securities Fund	408,494	403,204
Short-Term Bond Fund	2,869,281	2,415,382
Value Fund	3,563,379	3,032,319
Growth Fund	355,633	252,345
Small-Company Stock Fund	4,777,877	2,400,128
International Value Fund	1,431,337	1,159,004
Stock Index Fund	219,098	171,748
	14,663,544	10,845,241
Voluntary and contractual waivers	1,085,846	1,075,207
Net fees	$ 13,577,698	$ 9,770,034

RE Advisers has agreed, as part of the expense limitation agreements entered into with each Fund, to assume as its own liability all Fund operating expenses and certain other non-recurring expenses, that in any year exceed specified percentage amounts of the average daily net assets of each Fund, as set forth in the Funds' prospectuses. To pay such liability, RE Advisers will first waive or reduce its investment management fees or administrative fees as appropriate and, if necessary, will also assume as its own expense and reimburse each Fund for any additional excess amount. Additionally, in 2013 and 2012, RE Advisers voluntarily and temporarily reduced the expense limitation of the Daily Income Fund in order to assist the Fund in maintaining a minimum yield due to low interest rates. Pursuant to the expense limitation agreements and additional voluntarily waivers, $1,085,846 and $1,075,207 of management fees were waived from the Funds for the years ended December 31, 2013 and 2012, respectively. Additionally RE Advisers reimbursed $110,249 and $37,966 in fees for the Daily Income Fund in 2013 and 2012, respectively, which is included in other expenses in the consolidated statements of operations.

At December 31, 2013 and 2012, the Funds owed $1,639,475 and $1,254,176, respectively, to RE Advisers for management fees due and amounts paid on their behalf.

RE Advisers has other investment management agreements with unrelated entities. As of December 31, 2013 and 2012, RE Advisers' receivables from these companies were $47,737 and $39,093, respectively. Management fee income from these agreements was $178,210 and $150,017 for the years ended December 31, 2013 and 2012, respectively.

6. Regulatory Requirements

RE Investment is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had regulatory net capital of $6,199,177 and a regulatory net capital requirement of $126,406. The Company's ratio of aggregate indebtedness to regulatory net capital was .3 to 1 at December 31, 2013. On a stand-alone basis RE Investment has a ratio of aggregate indebtedness to regulatory net capital of 0 to 1 at December 31, 2013.

The following reconciles the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$ 13,730
Plus cash balance of subsidiary	8,215,566
Less liabilities of subsidiary	(2,030,119)
Net capital per above	$ 6,199,177

RE Investment operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmits all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

7. Income Taxes

The Company is included in a consolidated income tax return filed by NRECA United, Inc., its parent company, and the provision for income taxes is computed on a separate company basis.

The Company accounts for income taxes under the asset and liability method, whereby, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. At December 31, 2013 and 2012, there was a deferred tax liability of $134,025 and $58,481, respectively, related to the tax on the unrealized gain on investments in mutual funds.

For the years ended December 31, 2013 and 2012, the provision for income taxes consists of:

December 31,	**2013**	2012
Current tax expense	$ **1,297,803**	$ 711,731
Deferred tax expense	**75,544**	24,452
Provision for income taxes	$ **1,373,347**	$ 736,183

The effective federal tax rates were 34% the years ended December 31, 2013 and 2012.

8. Related Parties

At December 31, 2013 and 2012, the Company owed NRECA $324,815 and $412,340, respectively, for monthly services as described in Note 1 and other monthly operating expenses.

9. RE Advisers Corporation

The following is a summary of certain financial information of the Company's consolidated subsidiary RE Advisers as of December 31, 2013 and 2012:

December 31,	**2013**	2012
Assets	$ **10,984,363**	$ 8,518,444
Stockholder's equity	$ **8,954,244**	$ 7,033,020

As of December 1, 2013, the $8,954,244 of stockholder's equity and $2,030,119 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $6,185,447 and $121,406, respectively. As of December 1, 2012, the $7,033,020 of stockholder's equity and $1,485,424 of the subordinated liabilities of RE Advisers are included as capital in a consolidated computation of the Company's net capital, because the assets of RE Advisers are readily available for the protection of the Company's customers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital and required net capital (after nonallowable assets and charges) of $4,801,274 and $90,130, respectively.

10. Subsequent Events

The Company evaluated subsequent events through February 25, 2014, which is the date the consolidated financial statements were available to be issued. There were no events noted that required adjustment to or disclosure in these consolidated financial statements.

Supplementary Schedule

RE Investment Corporation and Subsidiary

Computation of Net Capital Under Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2013

Computation of Net Capital Under Rule 15c3-1		
Computation of Net Capital:		
Total stockholder's equity from the consolidated statement of financial condition	$	9,095,918
Less: Nonallowable assets:		
Investments in Homestead Funds, at fair value		779,646
Accounts receivable		47,737
Due from Homestead Funds		1,639,475
Prepaid expenses and other assets		279,638
Deposits in escrow		150,245
Net capital	$	6,199,177
Computation of Basic Net Capital Requirement:		
Minimum net capital required, 6 2/3% of $1,896,094, pursuant to Rule 15c3-1	$	126,406
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	126,406
Excess net capital	$	6,072,771
Computation of Aggregate Indebtedness:		
Due to NRECA	$	324,815
Accrued liabilities		1,571,279
Total Aggregate Indebtedness Liabilities	$	1,896,094
Percentage of aggregate indebtedness to net capital		31%

Reconciliation Pursuant to Rule 17a-5

The following reconciles the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 with the Company's computation contained herein:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$	13,730
Plus cash balance of subsidiary		8,215,566
Less liabilities of subsidiary		(2,030,119)
Net capital per above	$	6,199,177

BDO

Tel: 301-654-4900
Fax: 301-654-3567
www.bdo.com

7101 Wisconsin Avenue, Suite 800
Bethesda, MD 20814

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors of
RE Investment Corporation and Subsidiary
Arlington, Virginia

In planning and performing our audit of the consolidated financial statements of RE Investment Corporation and Subsidiary (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Bethesda, Maryland
February 25, 2014

BDO

Tel: 301-654-4900
Fax: 301-654-3567
www.bdo.com

7101 Wisconsin Avenue, Suite 800
Bethesda, MD 20814

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to RE Investment Corporation and Subsidiary's SIPC Assessment Reconciliation

To the Board of Directors of
RE Investment Corporation and Subsidiary
Arlington, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion from Membership (Form SIPC-3) filed by RE Investment Corporation and Subsidiary (the "Corporation") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2013, which were agreed to by the Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Corporation's claim for exclusion from membership in SIPC. The Corporation's management is responsible for the preparation of the Schedule of Revenues and compliance with exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2013. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2013 to the total revenues in the Corporation's financial statements included in the audited Form X-17A-5 for the year ended December 31, 2013 noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Corporation for the year ended December 31, 2013 to the detailed management fee calculations noting no differences;

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2013 and in the related schedules to the detailed management fee calculations noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Corporation's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 25, 2014

Schedule of Revenues for the year ended December 31, 2013*

$	-	Commission processing of shares of registered open and investment companies or unit investment trusts
	-	Sales of variable annuities
	-	Insurance commission and fees
	-	Investment advisory services to one or more registered investment companies or insurance company separate accounts
	13,933,399	Revenue attributable to consolidation with RE Advisers Corporation
$	13,933,399	Total Revenues *(as stated in the audited financial statements)*

* The classifications above are derived from Form SIPC-3.